

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2012

Via E-mail
Lisa Washington
Chief Legal Officer
Atlas Energy, L.P.
1845 Walnut Street, 10th Floor
Philadelphia, Pennsylvania 19103

> **Re:** **Atlas Resource Partners, L.P.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **January 30, 2012**
> **File No. 1-35317**

Dear Ms. Washington:

We have reviewed your amended filing and letter dated January 30, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Estimated Cash Available for Distributions, page 85

1.   Your response to prior comment seven specifies the quantities of natural gas equivalents expected to be converted to developed reserves during the year ended December 31, 2012. Your response also indicates the estimated quantity of production associated with such reserves expected to be developed during the year ended December 31, 2012. Please revise your disclosure to include these estimates.

Financial Statements

Note 11-Supplemental Oil and Gas Information (Unaudited), page F-35

2.   We note the production volumes of natural gas and oil reported in your table on page F-36 are not consistent with your disclosures of production volumes elsewhere in the document.   Please indicate the reason for these differences and include a related reconciliation, if necessary.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters or Ronald Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
      David K. Lam
      Wachtell, Lipton, Rosen & Katz